Exhibit 1

Stock Symbol: AEM (NYSE, TSX)	For further information:
Investor Relations (416) 947-1212

COMAPLEX AND AGNICO-EAGLE ANNOUNCE EXTENSION OF

EXCLUSIVITY PERIOD

Toronto (April 19, 2010) - Comaplex Minerals Corp. and Agnico-Eagle Mines Limited jointly announced today the extension of the exclusivity period under their previously announced agreement in principle whereby Agnico-Eagle would acquire all the shares of Comaplex that it does not already own.  The exclusivity period has been extended from April 19, 2010 to May 3, 2010 to allow the parties to complete due diligence and documentation.

The support agreement between Perfora and Agnico-Eagle pursuant to which Perfora has agreed to, among other things, support the transaction and vote all of the shares it holds in Comaplex in favour of it has been similarly extended.  The transaction remains subject to due diligence, the negotiation and board approval of the definitive acquisition agreement and the negotiation of support agreements with the directors and officers of Comaplex.  The transaction is also subject to approval by Comaplex shareholders and court and regulatory approval.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Canada, Finland and Mexico and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde Mine is Canada’s largest operating gold mine in terms of reserves.  Agnico-Eagle has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 28 consecutive years.  Agnico-Eagle’s registered office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.

About Comaplex

Comaplex is a public company, headquartered in Calgary whose shares trade on the Toronto Stock Exchange.  Comaplex’s core business is exploring for and developing mineral properties in Canada, and its main asset is the Meliadine gold property.  Comaplex’s registered office is located at 901, 1015 Fourth Street S. W., Calgary, Alberta T2R 1J4.

Further information

For further information regarding Agnico-Eagle contact David Smith; VP, Investor Relations, 416.947.1212 or visit Agnico-Eagle’s website at www.agnico-eagle.com.

For further information regarding Comaplex contact George Fink, President and CEO; Mark Balog, Chief Operating Officer; or Kirsten Kulyk, Manager-Investor Relations, 403.265.2846 or visit Comaplex’s website at www.comaplex.com.

Forward-Looking Statements

Certain statements regarding Comaplex and/or Agnico-Eagle set forth in this press release, including those regarding the completion of the transaction, contain forward-looking information. This forward-looking information is subject to numerous material risks, uncertainties and assumptions, certain of which are beyond the control of Comaplex and/or Agnico-Eagle, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility, ability to access sufficient capital from internal and external sources, uncertainty of receiving approval from shareholders for the transaction described herein and failure to obtain required regulatory approvals, including stock exchange approvals. Readers are cautioned that the material assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise. Actual results, performance or achievement could differ materially from those expressed in, or implied by, this forward-looking information and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Comaplex and/or Agnico-Eagle will derive therefrom. Comaplex and Agnico-Eagle disclaim any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.